Mail Stop 6010							March 8, 2006

Richard Lutenski
Chief Financial Officer
RAM Holdings, Ltd.
RAM Re House
46 Reid Street
Hamilton HM 12 Bermuda

Re:	RAM Holdings, Ltd.
	File No. 333-131763
	Filed February 10, 2006

 Dear Mr. Lutenksi:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General
1. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.
2. In your response letter, please state our comment and then explain each change that has been made in response to a comment. In addition, you should also reference each page number in which disclosure has been revised in response to a comment so that we can easily place your revised disclosure in its proper context.
3. Please file as promptly as possible all exhibits required by the
Exhibit Table provided in Item 601(a) of Regulation S-K. We note, for example, that you have not filed the opinion or consent of your legal counsel, along with other exhibits. Please note that we may have comments on these materials once they are filed.
4. Please complete all of the blank sections of your filing prior to filing the next amendment. In particular, we note that you have left the Use of Proceeds sections with blanks, which makes it difficult for us to comment on your disclosure.
5. Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding this material.

6. Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.
7. Please note that when you file a pre-effective amendment that includes your price range, it must be bone fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and
10%
if you price above $20.
8. In the registration statement, you have included disclosure that describes your company and its products in flattering or otherwise positive terms. As a few examples only, on page 1 you state that the company has "low loss experience," derives income from "high quality" investments, and refer to "demonstrated successes" These descriptive words and phrases are not appropriate for the registration statement and you should limit your description of the company to facts that can be observed and/or measured. Please review the registration statement and revise or delete any such descriptions that cannot be substantiated.
9. We note that you have included a glossary of terms in the prospectus. While we do not object to the inclusion of a glossary, the forepart of the disclosure should be written in clear and simple language that will not require reference to the glossary frequently.
Please revise the Summary and Risk Factors to provide adequate narration of terms so that investors can understand the forepart of the prospectus without reliance on the glossary.

Our Company, page 1
10. The use of "compound annual growth rates" is inappropriate without balanced, accompanying disclosure, in the context of such compounded rates, of the actual rates of growth on a year to year basis. An explanation of "compound annual growth rates" should be provided which clearly discloses the nature of the term and that such term should not be confused with growth rates on a year to year basis. Any anomalies in annual growth rates or other factors affecting the compounded rates should also be discussed. In this regard, we are of the opinion that such disclosure is inappropriate in the Summary and should only be cross referenced to more detailed disclosure elsewhere in the registration statement.
Supplementally
provide us with the computation of the compound annual growth rates used. We may have further comment upon receipt of your response.

Risk Factors, p. 9
General
11. Please consider whether you need a risk factor relating to the fact that you are only in one line of insurance and any risks associated with the lack of diversity in insurance lines.

The size of our capital base..., p. 10
12. This risk factor appears to address a number of different factors and you should consider whether these factors warrant separate risk factors. The risk factor heading refers to capital base, but the body of the risk factor discusses other advantages of competitors and pricing issues, among other things. Please consider whether competition warrants a separate pricing issue, as may the potential for pricing competition.

We could be adversely affected by the loss of one or more..., p.
11
13. Please disclose the alternatives the company would face if it lost a key executive. Please also disclose the existence of employment agreements with your key employees and whether any key employee has any current plans to leave the company.

Our ability to conduct business may be adversely affected..., p.
11
14. Please disclose the alternatives the company would face if key employees lost their work permits. If the company would be forced to relocate operations out of Bermuda, please briefly describe the consequences of such a move for investors.

We rely to a significant degree on the underwriting decisions...,
p.
11
15. Please explain what you mean by "inclusion parameters." If the inclusion parameters reflect any underwriting criteria, then it appears that reinsurance you issue would already reflect your underwriting criteria under your treaties, even if you cannot reject them.



Several of our founding shareholders..., p. 15
16. Please explain the types of conflicts of interests you have in mind with this risk factor. Please also describe the types of actions these shareholders might take that are adverse to the company and shareholders, respectively.

Critical Accounting Policies
Loss and Loss Expense Reserves, page 33

17. We believe your disclosure in Management`s Discussion and Analysis regarding the reserve for loss and loss adjustment expense could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe that disclosure explaining the likelihood that material different amounts would be reported under different conditions or using different assumptions is consistent with the objective of MD&A. Please revise your MD&A to include the following information for each line of business:
* Please disclose the reserve accrued as of the latest balance sheet date presented. The total of these amounts should agree to the amount presented on the balance sheet.
* Because your unallocated reserve estimates are more imprecise, please provide the amount of unallocated reserve separately from case reserves for each line of business.
* Expand your disclosure to discuss how the relative size and credit risk of your in-force portfolio and the rating agencies` views of credit quality affect the unallocated reserve balance.
* Include quantified and narrative disclosure of the impact that reasonably likely changes in one or more of the variables (i.e. assumptions used) would have on reported results, financial position and liquidity. In providing these disclosures please identify the assumptions, including the key assumptions, which are used in deriving your estimate of the loss reserves.

Valuation of Derivative Financial Instruments, page 33

18. We note from page 36 that during 2005 you modified and refined certain elements of the model used to estimate the fair value of your assumed credit default swaps exposure. Please clarify what elements were modified and refined, whether these or other elements were modified and refined in the past and whether it is reasonably likely for these or other elements to change in the future.

Premium Revenue Recognition, page 35

19. We note that you record premiums on a one month lag due to the timing of receipt of the information from the ceding companies.
We
believe your disclosure in Management`s Discussion and Analysis regarding the estimate of assumed premium on your business could be improved to explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements.
a. Please tell us and disclose your assumed premium estimate, including the amount of any estimate for commission and related expenses and the amount included in premium receivable related to the estimate.
b. Discuss the key assumptions used to arrive at management`s best estimate of the assumed premium and what specific factors led management to believe this amount is the most realistic.

20. We note from your disclosure that you recognize upfront premiums over the life of an issue which may extend 30 years or more. We also note that it appears that you predominately write one year reinsurance contracts. To helps us understand your revenue recognition accounting policy please tell us and disclose how risks attach to your reinsurance contracts for both quota share and facultative policies and why recognizing the upfront premiums over the life of an issue is appropriate.

Contractual Obligations, page 43

21. We note that the interest on long term debt is not included in the contractual obligation table. It appears that the interest payments represent future legal obligations of the Company. The purpose of Financial Reporting Release 67 is to obtain enhanced disclosure concerning a registrant`s contractual payment obligations and the exclusion of ordinary course items would be inconsistent with the objective of the Item 303(a)(5) of Regulation S-K. Please revise the table accordingly.

22. We note that the undiscounted losses and loss expense reserve was
$16.3 million as of September 30, 2005. We also note that credits included in the Category 4 portion of your Watch List had a par of $61.6 million as of September 30, 2005. We would have expected the undiscounted losses and loss expense reserve to approximate the par included in the Category 4 portion of your Watch List. Please explain to us the difference between the Category 4 portion of your
Watch List and what you include in the contractual obligation table as undiscounted losses and loss expense reserve.

Business, p. 51
23. Please file each material treaty and/or other agreement that you have with your customers as exhibits to the registration statement.
In addition, in the Business section you should provide a summary of the material terms for each agreement.

Principal and selling shareholders, p. 85
24. Please disclose how the selling shareholders received their shares.
25. For each non-public entity listed in the table, please disclose the natural person that has voting control over the shares listed.

Certain relationships and related party transactions, p. 88
26. Item 404 of Regulation S-K requires that you file any material agreements discussed in this section, such as the MBIA agreement, as exhibits to the registration statement. Please file any such agreements.

Combined Audited Financial Statements

27. Please provide updated financial statements and financial information throughout the filing pursuant to Rule 3-12 of Regulation
S-X.

Combined Statements of Cash Flows, page F-7

28. Please revise your combined statement of cash flows for all periods presented to report the effect of exchange rate changes on cash balances held in foreign currencies as a separate part of the reconciliation of the change in cash and cash equivalent during the period in accordance with paragraph 25 of SFAS 95.

Notes to Combined Financial Statements
Note 2.  Significant Accounting Policies
(f) Losses and loss adjustment expenses, page F-9

29. We have read your disclosures regarding the accounting policy for losses and loss adjustment expenses and we have the following comments:
* Please clarify how the unallocated reserves are calculated. It is unclear how the net par outstanding interacts with the loss reserve factor.
* Please clarify how the loss factor is determined and how it is risk adjusted to reflect the risk of RAM Re`s outstanding par.
* In your revised disclosure please link how the unallocated reserve and case reserve are established and your statement that the reserves cover the present value of the ultimate liability for claims.
* Please reconcile your statement on page 33 regarding the fact that unallocated reserves are based on amounts established by primary insurers and your discussion in the footnotes regarding the establishment of the unallocated loss reserves.
* Please tell us the basis for the guidelines imposed on the allocation between case reserves and unallocated reserves and why you believe this appropriate under US GAAP.
* Please expand your disclosure to state how the unallocated reserve balance and case reserve balance is affected once a loss is incurred.
In addition please reconcile the amounts recorded as incurred losses and loss adjustment expenses in the combined statements of operations and what you disclose as `total incurred` in your SOP 94-5 rollforward on page F-17.

(g) Derivative Instruments, page F-10

30. We note from your disclosure that you reinsure derivative instruments. To help us better understand your accounting policy please tell us the following:
* What are the general terms of your credit default swap reinsurance contracts?
* What type of reinsurance is provided (e.g. quota share or facultative)?
* Do you assume the fair value volatility reported by the cedants or do you determine the fair value based on your own methodology and assumptions?
* Please explain to us why a reinsurance contract should be accounted for as a derivative instrument.
* If this is a reinsurance contract please tell us why it is appropriate under SFAS 60 and SFAS 113 to assume fair value volatility. In this regard the scope of SFAS 113 applies to all enterprises to which SFAS 60 applies, SFAS 60 applies to, amongst other insurance enterprises, property and liability insurance enterprises and the definition of a property and liability insurance enterprise is an enterprise that protects against (a) damage to, or loss of property caused by various perils, such as fire and theft, or
(b) legal liability resulting from injuries to other persons or damage to their property. It is unclear how the assumption of fair value volatility meets the definition of what a property and liability insurance enterprise protects against. We have presumed that you are a property and liability insurance enterprise as we are aware for statutory purposes direct financial guarantors file as property and liability insurance enterprises in the United States.

(h) Foreign Currency Translation, page F-10

31. Please expand your disclosure to include your exchange rate policy for revenues, expenses, gains and losses. Please refer to paragraph 12 of SFAS 52.

(i) Stock compensation plans, page F-11

32. In accordance with paragraph 2 (e)(c)(1-5) of SFAS 148, please disclose the pro forma stock-based compensation information in your
Significant Accounting Policies footnote.

Note 7. Investments, page F-13

33. Please clarify for us why the financial guaranty insurance policy results in the fair value of the defaulted corporate debt security being equal to the amortized cost of the defaulted corporate debt security. Please cite the specific US GAAP guidance in your response.

Note 10. Losses and Loss Expense Reserve, page F-17

34. Please explain to us in greater detail why you have a recoverable on paid losses related to the collateral certificates. It is unclear why you would receive cash back from MBIA for losses presumably paid to MBIA on their reinsurance recoverable.

Note 13. Stock Option Plan, page F-20

35. Please provide an analysis of how you determined the fair value of the underlying common stock and any related stock-based compensation for each equity issuance. Please include an itemized chronological schedule covering all equity instruments issued since the beginning of 2004 through the date of your response. In addition, please disclose the following in the financial statements:

* The date of each issuance;
* The number of options granted or shares issued;
* The exercise price or per share amount paid;
* Management`s fair market value per share and significant factors, assumptions and methodologies used in determining fair value;
* The intrinsic value, if any, per option;
* The identity of the recipient, indicating if the recipient was a related party;
* The amount of any compensation expense recognized;
* The method used in valuing the issuance;
* Whether the valuation was contemporaneous or retrospective;
* Significant factors contributing to the difference between the fair value as of the date of each grant and the estimated IPO price.

Unaudited Condensed Combined Financial Statements for the Nine
Months
Ended September 30, 2005
Notes to Unaudited Condensed Combined Financial Statements for the Nine Months Ended September 30, 2005
Note 4. Loss and Loss Adjustment Expenses, page F-28

36. Please clarify if any of the $1.9 million incurred loss was a reallocation from the unallocated reserves to the case reserves.

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
****

You may contact Dana Hartz at (202) 551-3648 or Joe Roesler at
(202)
551-3628 if you have questions regarding comments on the financial statements and related matters. Please contact Zafar Hasan at
(202)
551-3653 or me at (202) 551-3715 with any other questions.
      Sincerely,




      Jeffrey Riedler
   Assistant Director

   cc:	Michael Groll, Esq.
   	LeBoef, Lamb, Greene & MacRae LLP
   	125 West 55th Street
   	New York, NY 10019-5389
   	F: 212-424-8500

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